UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-51971
GRACECHURCH CARD FUNDING (NO.9) PLC

(Exact name of registrant as specified in its charter)
1 Churchill Place
London, E14 5HP
UK
44-207-699-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
$1,350,000,000 CLASS A FLOATING RATE ASSET BACKED NOTES
$75,000,000 CLASS B FLOATING RATE ASSET BACKED NOTES
$75,000,000 CLASS C FLOATING RATE ASSET BACKED NOTES

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Gracechurch Card Funding I PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 15, 2008	By:	/s/ [Emma Leigh]
Name:
Title: